SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

NEW BRUNSWICK SCIENTIFIC CO., INC.
__________________________________________________________________________________
(Name of Issuer)

COMMON STOCK, NO PAR VALUE
__________________________________________________________________________________
(Title of Class of Securities)

642876106
________________________________________________________________________________
(CUSIP Number)

Lothar Hartmann
Vice President, Finance and CFO
Eppendorf Incorporated
1 Cantiague Road, P.O. Box 1019
Westbury, NY 11590-0207
(516) 515-2250
____________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 24, 2007
_________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Eppendorf Incorporated 11-3521426
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [ ]
3.		SEC USE ONLY
4.		Source of Funds (See Instructions) WC, OO, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 100 shares of Common Stock
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 100 shares of Common Stock
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 100 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]
13.		Percent of Class Represented by Amount in Row (11) 100%
14.		Type of Reporting Person (See Instructions) CO

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Eppendorf AG 00-0000000
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [ ]
3.		SEC USE ONLY
4.		Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.		Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 100 shares of Common Stock
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 100 shares of Common Stock
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 100 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]
13.		Percent of Class Represented by Amount in Row (11) 100%
14.		Type of Reporting Person (See Instructions) CO

This Amendment No. 2 to Schedule 13D with respect to the common stock of New Brunswick Scientific Co., Inc., a New Jersey corporation (the “Issuer”), is being filed on behalf of the Reporting Persons to amend the Schedule 13D originally filed on July 20, 2007, as previously amended by Amendment No. 1 to Schedule 13D filed on September 26, 2007 (the “Schedule 13D”).  The Schedule 13D is hereby further amended to include Exhibit 4, which was inadvertently omitted from Amendment No. 1 to Schedule 13D.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description
4	Press release dated September 24, 2007 issued by New Brunswick Scientific Co., Inc.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth herein is true, complete and correct.

Dated: October 2, 2007

EPPENDORF INCORPORATED

By:	/s/ Martin Farb
Name:	Martin Farb
Title:	Board Member, President and Chief Executive Officer

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth herein is true, complete and correct.

Dated: October 2, 2007

EPPENDORF AG

By:	/s/ Klaus Fink
Name:	Klaus Fink
Title:	Management Board Member, President and Chief Executive Officer

By:	/s/ Detmar Ammermann
Name:	Detmar Ammermann
Title:	Management Board Member, Chief Financial Officer